

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2010

Via U.S. Mail and Facsimile to 973-630-0702

Harry W. Buckley
President and Chief Executive Officer
Jackson Hewitt Tax Service, Inc.
3 Sylvan Way
Parsippany, New Jersey, 07054

> **Re**: **Jackson Hewitt Tax Service, Inc.**
> **Form 10-K/A for Fiscal Year Ended April 30, 2010**
> **Filed August 12, 2010**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2010**
> **File No. 1-32215**

Dear Mr. Buckley:

We have reviewed your letter dated December 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2010

Item 1A. Risk Factors, page 11

Federal and state legislators and regulators have increasingly taken an active role in regulation financial products such as RALs…, page 11

1.	We note your response to comment one from our letter dated November 16, 2010. We also note that as a result of governmental actions the company expects to earn less in RAL fees in the upcoming months. If possible, provide more analysis as to how significantly this expected negative trend will affect the company's profitability and whether other initiatives are expected to lessen the negative impact of the drop in RAL fees.

Form 10-Q for the Quarterly Period Ended October 31, 2010

Liquidity and Capital Resources, page 37

2. We further note your disclosure in the third paragraph under this section indicating your belief that the company will not be able to satisfy its repayment obligations under its line of credit that will be due in October 2011. Please also address the company's ability to satisfy its April 2011 $30 million repayment obligation.

Definitive Proxy Statement filed on August 18, 2010

Executive Compensation, page 17

3. We note your response to comment 11 from our letter dated November 16, 2010. Please confirm you will disclose in future filings the salient factors of each executive's individual performance that helped determine the total dollar value of their long-term equity incentive award and explain your competitive needs in more detail.

Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director